Exhibit 99.1

Century 21 China Real Estate Signs Nanjing Franchise Agreement

BEIJING, August 10, 2011 — IFM Investments Limited (“Century 21 China Real Estate”, the “Company” or “CTC”) (NYSE: CTC), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that it has signed a regional franchise agreement with Nanjing Guangsha Real Estate (Group) Co.,Ltd (“Guangsha Real Estate”), an established property developer based in Jiangsu Province, under which Guangsha Real Estate will operate a sub-franchising business in Nanjing under the CENTURY 21® brand.

Nanjing has a population of approximately 8 million residents and is the capital of Jiangsu Province. Guangsha Real Estate has a track record of developing residential and commercial real estate projects in Nanjing and other cities across China.

“We are delighted to expand our franchise network into Nanjing, which is experiencing rapid economic growth,” said Mr. Donald Zhang, Century 21 China Real Estate’s chairman and chief executive officer. “This is a good opportunity for us to broaden our franchise footprint again this year in China’s tier-two and tier-three cities, where we believe the real estate market will continue growing at a healthy rate. We intend to continue to identify strong partners throughout China as part of our strategy for sustained long-term growth of our franchise network.”

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary, commercial and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate’s ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC” following its initial public offering in January 2010. For more information about CTC, please visit www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, the Company’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of the Company’s brand or image, the Company’s inability to successfully execute its strategy of expanding into new geographical markets in China, the Company’s failure to manage its growth effectively and efficiently, the Company’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, the Company’s loss of its competitive advantage if it fails to maintain and improve its information system or to prevent disruptions or failure in the system’s performance, the Company’s failure to compete successfully, fluctuations in the Company’s results of operations and cash flows, natural disasters or outbreaks of health epidemics such as the H1N1 flu and other risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188*333

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com